Exhibit 99.1

Thomson Reuters Announces Preliminary Results of its

Substantial Issuer Bid/Tender Offer

TORONTO, October 3, 2018 – Thomson Reuters (TSX/NYSE: TRI) today announced the preliminary results of its substantial issuer bid/tender offer (SIB) to purchase from shareholders for cancellation up to US$9 billion of its outstanding common shares. The SIB expired at 11:59 p.m. (Toronto time) on October 2, 2018. Based on preliminary results, approximately US$6.5 billion of shares were tendered under the SIB (including shares tendered by notice of guaranteed delivery).

In accordance with the terms and conditions of the SIB and based on a preliminary count by Computershare Trust Company of Canada, as depositary for the SIB, Thomson Reuters expects to take up and purchase for cancellation approximately 138.7 million shares at a purchase price of US$47.00 per share. The shares expected to be purchased under the SIB represent approximately 19.8% of the shares issued and outstanding on a non-diluted basis at the time that the SIB was announced. After giving effect to the SIB, approximately 562 million shares are expected to be issued and outstanding.

The number of shares to be purchased under the SIB and the purchase price are preliminary, subject to verification by the depositary and assume that all shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. Thomson Reuters will announce the final results following completion of take-up of the shares.

The company’s principal shareholder, The Woodbridge Company Limited and its affiliates (Woodbridge) made a proportionate tender, which maintains its proportionate equity ownership in Thomson Reuters of approximately 64% following completion of the SIB.

As the number of shares tendered under the SIB was less than the US$9 billion target, Thomson Reuters plans to provide additional information regarding completing returns to shareholders in connection with announcing final results of the SIB on October 8, 2018.

This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the final size and purchase price for the SIB, the expected number of shares outstanding after the SIB, and the company’s expectation to provide additional returns to shareholders. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the SIB will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Announces Preliminary Results of its Substantial Issuer Bid/Tender Offer

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com